P.E.
6-30-05

RECD S.E.C.
NOV 4 - 2005
1086



PROCESSED
NOV 07 2005
THOMSON
FINANCIAL

JACLYN INC.

annual report 2005

The name behind the label.

FINANCIAL HIGHLIGHTS

[illegible]yn, Inc. and Subsidiaries

Years Ended June 30	2005	2004
Net Sales	$126,477,000	$123,850,000
Net Earnings	$ 1,049,000	$ 1,458,000
Net Earnings per Common Share — Basic	$ .40	$ .58
Net Earnings per Common Share — Diluted	$ .39	$ .54
Total Assets	$ 32,492,000	$ 34,489,000
Stockholders' Equity	$ 16,674,000	$ 17,276,000
Stockholders' Equity per Share	$ 6.17	$ 6.43
Weighted Average Shares Outstanding — Diluted	2,702,000	2,687,000










BANNER NEW YORK
BANNER
BANNER
New York

TO OUR STOCKHOLDERS:

Our financial performance for the year ended June 30, 2005 includes net sales of $126,477,000 compared to $123,850,000 in fiscal 2004. The Company's net earnings were $1,049,000, or $.39 per diluted share. This compares to net earnings in the prior fiscal year of $1,458,000, or $.54 per diluted share.

Despite overall higher sales volume, we did not achieve an increase in net earnings in fiscal 2005. Although we significantly expanded our sales volume with one of our very important premium division customers, this business has lower gross profit margins than our apparel divisions and resulted in lower fiscal 2005 earnings. Our apparel sales volume declined mostly due to direct programs adopted by a significant women's sleepwear apparel customer, offsetting most of the premium division's sales increase.

The Company's open orders are currently somewhat lower than a year ago. Consequently, in contrast to the recent seasonal variations of our business in which Jaclyn has generally realized a significant portion of net sales in the first and second quarters of its fiscal year, we anticipate net sales and earnings for the first half of fiscal 2006 to be considerably below the same period last year. At the same time, we are optimistic about developing a new department store program utilizing the "Messages from the Heart" collection under a license with Hanny Girl Productions, Inc. (Sandra Magsamen, artist), in our infants' and children's division. We have also signed another important license agreement for "Cosmo Girl" and "Seventeen" within our women's sleepwear division which will add another dimension in fiscal 2006 to that business; namely a "junior" sleepwear line of products.

Our philosophy of making investments in people, processes and existing businesses is ongoing. We consider as an important strategic goal the acquisition of other companies which can incorporate our concept of being a global source for private label manufacturing, offering custom-design solutions and marketing expertise, while at the same time enhancing long-term stockholder value.

The retail and economic environment continues to pose challenges, including the unknown impact of higher energy costs on the consumer. However, our strong financial position enables us to evaluate and act upon new opportunities to position the Company for continued growth.

We would like to express our appreciation to our employees, management team and directors for their effort and dedication, as well as to our customers and stockholders for their ongoing support and confidence in Jaclyn, Inc.



Allan Ginsburg
Chairman of the Board



Robert Chestnov
President and
Chief Executive Officer



Howard Ginsburg
Vice Chairman of the Board

SELECTED FINANCIAL DATA

We have derived the selected financial data presented below from our audited consolidated financial statements for the fiscal years ended June 30, 2005, 2004, 2003, 2002, and 2001. The selected financial information presented below should be read in conjunction with such consolidated financial statements and notes thereto.

Years Ended June 30,	**2005**	2004	2003	2002	2001
Net Sales	**$126,477,000**	$123,850,000	$108,960,000	$81,031,000	$79,570,000
Cost of Goods Sold—see Note 1	**97,952,000**	92,658,000	83,506,000	62,083,000	61,575,000
Gross Profit	**28,525,000**	31,192,000	25,454,000	18,948,000	17,995,000
Shipping, selling and administrative expenses—see Note 1 and Note 2	**26,172,000**	27,979,000	23,620,000	19,812,000	17,714,000
Interest expense	**639,000**	574,000	546,000	293,000	234,000
Interest income	**(1,000)**	(3,000)	(5,000)	(3,000)	(109,000)
Provision (benefit) for income taxes	**666,000**	1,184,000	610,000	(415,000)	56,000
Net Earnings (Loss)—see Note 1	**$ 1,049,000**	$ 1,458,000	$ 683,000	$ (739,000)	$ 100,000
Weighted average shares—Basic	**2,596,000**	2,531,000	2,521,000	2,561,000	2,644,000
Net earnings (loss) per common share—Basic	**$ .40**	$ .58	$ .27	$ (.29)	$ .04
Weighted average shares—Diluted	**2,702,000**	2,687,000	2,547,000	2,561,000	2,644,000
Net earnings (loss) per common share—Diluted	**$ .39**	$ .54	$ .27	$ (.29)	$ .04
Total Assets	**$ 32,492,000**	$ 34,489,000	$ 33,005,000	$35,418,000	$25,031,000
Mortgage Payable—Long-term portion	**$ 2,727,000**	$ 2,880,000	$ 3,023,000	$ 61,000	$ 100,000
Stockholders' Equity	**$ 16,674,000**	$ 17,276,000	$ 16,220,000	$15,824,000	$16,563,000

Note 1: Fiscal 2002 includes a pre-tax charge relating to the Topsville, Inc. acquisition, totaling $1,289,000 ($825,000 after tax), of which $389,000 is included in Cost of Goods Sold for an adjustment to inventory based upon the assessed fair value, and $900,000 included in Shipping, Selling and Administrative Expenses, for the amortization of open order backlog.

Note 2: Fiscal 2001 includes goodwill amortization of $112,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are engaged in the design, manufacture, distribution and sale of women's and children's apparel, and vinyl, leather and fabric handbags, sport bags, backpacks, cosmetic bags, and related products. Our apparel lines include women's loungewear, sleepwear, dresses and sportswear, and lingerie, as well as infants' and children's clothing. Our products are mostly made to order, and we market and sell our products to a range of retailers, including general merchandise stores, retail chain stores, department stores, cosmetic companies, major mail order catalogs and other specialty retailers.

Our business is subject to seasonal variations. Historically, we have realized a significant portion of net sales during the first and second fiscal quarters, during which time our customers generally increase inventory levels in anticipation of both back-to-school and holiday sales. That trend has continued during fiscal 2005. We believe this seasonality is consistent with the general pattern associated with sales to the retail industry and we expect this pattern to continue. Our quarterly results of operations may also fluctuate significantly as a result of a number of other factors, including the timing of shipments to customers and general economic conditions. Accordingly, comparisons between quarters may not necessarily be meaningful, and the results for any one quarter are not necessarily indicative of future quarterly results or of full-year performance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from its estimates. Such differences could be material to the consolidated financial statements.

We believe that application of accounting policies, and the estimates inherently required by the policies, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in Note A to the consolidated financial statements. We have identified certain critical accounting policies that are described below.

Merchandise Inventory

Our merchandise inventory is carried at the lower of cost (on a first-in, first-out basis) or market. We write down our inventory for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, and we also maintain accounts receivable insurance on certain of our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Market Development Accruals

We estimate reductions to revenue for customer programs and incentive offerings, including special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, we may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. We review and refine these estimates on a quarterly basis based on current experience, trends and our customers' performance.

Goodwill

We evaluate goodwill annually or whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from estimated future cash flows. In making this assessment, we rely on a number of factors including operating results, business plans, economic considerations, anticipated future cash flows and marketplace data. A change in these underlying assumptions may cause a change in the results of the tests and, as such, could cause fair

value to be less than the carrying value. In such event, we would then be required to record a charge which would impact earnings.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences in the financial statement carrying amount of existing assets and liabilities and their respective tax bases, as measured by enacted tax rates that are expected to be in effect in the periods when the deferred tax assets and liabilities are expected to be settled or realized. Significant judgement is required in determining the provisions for income taxes.

We establish the provisions based upon management's assessment of exposure associated with permanent tax differences, tax credits and interest expense applied to temporary difference adjustments. The tax provisions are analyzed periodically (at least annually) and adjustments are made as events occur that warrant adjustments to those provisions.

Discount Rate

The discount rate that the Company utilizes for determining future pension obligations is based on the Moody's AA corporate bond index. The indices selected reflect the weighted average remaining period of benefit payments. The discount rate had decreased to 4.70% as of June 30, 2005 from 5.50% as of June 30, 2004. A further 50 basis point change in the discount rate would generate an experience gain or loss of approximately $130,000.

LIQUIDITY AND CAPITAL RESOURCES

The net increase in cash and cash equivalents for the fiscal year ended June 30, 2005 of $267,000 was the result of funds provided by financing activities totaling $1,303,000, offset by funds used in investing activities of $449,000, and by funds used in operating activities totaling $587,000. Net cash used in operating activities resulted primarily from a decrease in accounts payable and other current liabilities of $4,040,000 (mostly attributable to lower inventory levels) and an increase in accounts receivable totaling $1,793,000 (due to higher May and June net sales in fiscal 2005 compared to the same two-month period in fiscal 2004), not fully offset by net earnings of $1,049,000 and a decrease in inventory levels totaling $4,189,000, reflecting both higher fourth quarter sales in fiscal 2005 compared to the prior comparable period as well as lower projected first quarter net sales for fiscal 2006 versus first quarter 2005 net sales. Cash used in investing activities totaling $449,000 was for purchases of property and equipment. Funds provided by financing activities were, for the most part, related to net bank borrowing totaling $1,540,000, plus the exercise of stock options totaling $314,000, partially offset by the repurchase of the Company's Common Stock under the Company's stock repurchase program totaling $408,000 and payment on our outstanding mortgage of $143,000.

In May 2005, the Company amended its existing bank credit facility. The amended facility, which expires December 1, 2007, continues to provide for short-term loans and the issuance of letters of credit in an aggregate amount not to exceed $40,000,000. Based on a borrowing formula, the Company may borrow up to $25,000,000 in short-term loans and up to $40,000,000 including letters of credit. The borrowing formula allows for an additional amount of borrowing during the Company's peak borrowing season from June to October. Substantially all of the Company's assets are pledged to the bank as collateral (except for the West New York, New Jersey facility, which has been separately mortgaged as noted below). The line of credit requires that the Company maintain a minimum tangible net worth, as defined, and effective June 30, 2005, imposes certain debt to equity ratio requirements. The Company was in compliance with all applicable financial covenants as of June 30, 2005. As of June 30, 2005, borrowing on the short-term line of credit was $5,760,000, and the Company had $13,960,000 of additional availability (based on the borrowing formula) under its credit facility. At June 30, 2005, the Company was contingently obligated on open letters of credit with an aggregate face amount of approximately $14,591,000. Borrowing during the year was at the bank's prime rate or below, at the option of the Company. The bank's prime rate at June 30, 2005 was 6.25%.

During fiscal 2005, the average amount outstanding under the short-term line was $8,503,000 with a weighted average interest rate of 5.22%. During 2004, the average amount outstanding under the

short-term line was $8,221,000 with a weighted average interest rate of 3.89%. The maximum amount outstanding during fiscal 2005 and fiscal 2004 was $23,380,000 and $22,000,000, respectively.

In August 2002, the Company consummated a mortgage loan in the amount of $3,250,000. The financing is secured by a mortgage of the Company's West New York, New Jersey headquarters and warehouse facility. The mortgage loan bears interest at a fixed rate of 7% per annum. The financing has a fifteen-year term, but is callable by the bank lender at any time after September 1, 2007 and may be prepaid by the Company, along with a prepayment fee, from time to time during the term of the financing. At June 30, 2005, the outstanding balance of the mortgage loan was $2,880,000.

The Company believes that funds provided by operations, existing working capital, and the Company's bank line of credit will be sufficient to meet foreseeable working capital needs. Reference is made to Note E, "Credit Facilities," of the Notes to Consolidated Financial Statements for additional information about the Company's credit lines.

There were no material commitments for capital expenditures at June 30, 2005.

The Company previously announced that the Board of Directors authorized the repurchase by the Company of up to 350,000 shares of the Company's Common Stock. Purchases may be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The Company intends to finance these repurchases from cash flow from operating activities and/or from its bank credit facility. As of June 30, 2005, the Company purchased 244,783 shares of its Common Stock at a cost of approximately $1,011,000.

As of June 30, 2005, 2004 and 2003, working capital was $13,286,000, $13,615,000, and $12,755,000, respectively. The ratios of current assets to current liabilities on those same dates were 2.0 to 1, 2.0 to 1, and 1.9 to 1, respectively. The Company's cash and cash equivalents totaled $893,000, $626,000, and $66,000, at June 30, 2005, 2004 and 2003, respectively.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

To facilitate an understanding of our contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
Contractual Obligations (1)	Total	Less Than 1 Year	2–3 Years	4–5 Years	After 5 Years
Notes Payable	$ 5,760,000	$ 5,760,000	$ —	$ —	$ —
Mortgage Payable	2,880,000	153,000	340,000	392,000	1,995,000
Royalties	632,000	240,000	392,000	—	—
Operating Leases (2)	2,615,000	999,000	1,260,000	356,000	—
Total Contractual Obligations	$11,887,000	$ 7,152,000	$1,992,000	$748,000	$1,995,000

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total Amounts Committed	Within 1 Year	2–3 Years	4–5 Years	After 5 Years
Letters of Credit	$14,591,000	$14,591,000	$ —	$ —	$ —
Total Other Commercial Commitments	$14,591,000	$14,591,000	$ —	$ —	$ —

(1) We enter into arrangements with vendors to purchase merchandise up to three months in advance of expected delivery. These purchase orders do not contain any significant termination payments or other penalties if cancelled.

(2) Our rent expense under operating leases provides for escalation clauses and other lease concessions, as applicable, in each lease. The minimum lease payments are recognized on a straight-line basis over the term of each individual underlying lease.

The Company expects to contribute $775,000 to its defined benefit pension plan during the fiscal year ending June 30, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

We have not created, and we are not a party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or availability of capital resources.

RESULTS OF OPERATIONS

2005 Compared to 2004

Net sales for fiscal 2005 totaled $126,477,000, an increase of $2,627,000, or 2.1%, compared to the prior fiscal year. The increase reflected significantly higher handbag net sales, not fully offset by lower apparel net sales. Sales by category were as follows:

Net sales for the Apparel category in fiscal 2005 were $87,716,000, a decrease of $7,374,000, or 7.8% from the prior fiscal year. The decrease in net sales was primarily due to the elimination of several private label programs from one of the women's sleepwear division's customers, and a 41.1% reduction in net sales in our catalogue business due to the loss of one of that business' significant customers who will be sourcing goods directly.

Net sales for the Handbags category in fiscal 2005 were $38,761,000, or 34.8% higher than the prior fiscal year's total of $28,760,000. The sales increase is mostly attributable to increased sales for the premium business reflecting continued growth with its most significant customer, and somewhat higher net sales in our other handbag division.

Gross margins were 22.6% in fiscal 2005 compared to 25.2% in 2004. The decrease in gross margins is mostly a function of much lower handbag margins this fiscal year. Gross margins by category were as follows:

Gross margin for the Apparel category in 2005 decreased to 25.6% compared to 26.6% in 2004. This 1.0 percentage point decrease was primarily attributable to much lower gross margins in the children's apparel business, due to required higher customer allowances in the current fiscal year versus fiscal 2004, not fully offset by higher women's sleepwear business gross margins.

Gross margin for the Handbags category in 2005 decreased to 15.7% compared to 20.4%. This decrease was mainly due to much lower competitive margins in our premium business. The much lower gross margin in the premium business, for the most part, reflects marketplace competition resulting in the Company reducing its gross profit margin in order to maintain sales. In addition, we experienced lower handbag business margins due to reduced sales of licensed products (which normally carry a higher margin), in the current fiscal year compared to fiscal 2004.

Shipping, selling and administrative expenses decreased by $1,807,000 in fiscal 2005 to $26,172,000. As a percentage of net sales, shipping, selling and administrative expenses declined to 20.7% from 22.6% in fiscal 2004. The principal factors attributable to the decrease are lower selling expenses (a decrease of approximately $700,000), reflecting lower selling commissions attributable to sales mix, lower royalty expense relating to the reduced sale of licensed products (approximately $550,000), and lower general and administrative expense in fiscal 2005 (about $700,000), mostly due to the approximately $500,000 fiscal 2004 charge for the union pension withdrawal liability, offset somewhat by higher product development expense (about $160,000) in fiscal 2005 for the children's apparel business associated with anticipated higher volume in fiscal 2006.

Interest expense was $639,000, an increase of $65,000 from the last fiscal year, primarily the result of higher interest rates in the current fiscal year compared to fiscal 2004.

Net earnings of $1,049,000 for the fiscal year ended June 30, 2005 compared to $1,458,000 in the prior fiscal year. This year's lower net earnings were primarily due to lower gross margin dollars and higher interest costs, not fully offset by lower shipping, selling and administrative expenses, as discussed above, as well as a lower effective tax rate in the current fiscal year (primarily attributable to the recovery of a valuation allowance associated with foreign tax credits), compared to fiscal 2004.

2004 Compared to 2003

Net sales for fiscal 2004 totaled $123,850,000, an increase of $14,890,000, or 13.7%, compared to the prior fiscal year. Sales by category were as follows:

Net sales for the Apparel category in fiscal 2004 were $95,090,000, an increase of $12,475,000, or 15.1%, compared to fiscal 2003. The sales increase for this category was primarily due to an $18,700,000 increase in net sales from the women's sleepwear business, which resulted mostly from increased orders from one customer based on prior season sell-through of both private label and licensed product. This significant increase was offset, in part, by an almost $4,900,000 decrease in the catalog business reflecting continued lower demand for mail-order apparel. The remainder of the offset is attributable to lower children's apparel sales reflecting a lower level of reorders from one of our customers.

Net sales for the Handbags category were $28,760,000 for the year ended June 30, 2004, an increase of $2,415,000, or about 9% above the same period in the prior year, reflecting a $2,983,000 increase in the premium business the result of increased orders by one of its significant customers, offset by a $568,000 decrease in our handbag business, where licensed products were in less demand.

Overall gross margins were 25.2% in 2004 compared to 23.4% in the prior fiscal year. Gross margins by category were as follows:

Gross margin for the Apparel category in 2004 improved to 26.6% from 23.9% in the prior fiscal year. The 2.7 percentage point increase was primarily attributable to higher margins contributed by the children's apparel business due to a favorable product mix, offset by lower margins in the women's sleepwear business attributable to increased cotton and other raw material prices in the Far East, as well as an increase in the level of shipments to discounters during this period.

Gross margin for the Handbags category decreased to 20.4% in 2004 compared to 21.8% in the similar prior year. A lower gross margin in the handbag business, for the most part, reflects marketplace competition on several programs causing this division to reduce its gross profit margin to an acceptable level in order to maintain sales. The overall decrease was not completely offset by slightly higher gross profit margins in the premium business.

Shipping, selling and administrative expenses increased by $4,359,000 in fiscal 2004 to $27,979,000 (22.6% of net sales). The prior fiscal year totaled $23,620,000 (21.7% of net sales). The increase was mainly due to volume/mix related expenses in fiscal 2004 compared to the prior fiscal year. A significant part of the increase related to higher selling commissions as a result of changes in sales mix (an increase of $1,370,000), product development (an increase of $991,000), higher royalty expense (an increase of $904,000) relating to additional licensed product sales, an increase relating to a charge for a union pension withdrawal liability (an increase of $500,000), and higher business and employee health care insurance premiums totaling approximately $65,000. Reference is made to Note I, "Employees' Benefit Plans," of the Notes to Consolidated Financial Statements for additional information about the increase in the reserve for the union pension withdrawal liability.

Interest expense was $574,000, an increase of $28,000 from the last fiscal year, reflecting an increased level of borrowing needed to finance the increased volume of business in the current fiscal year compared to fiscal 2003. The slight increase was offset somewhat by an approximately one-half percent lower average interest rate in fiscal 2004 compared with the prior year.

Net earnings of $1,458,000 for the fiscal year ended June 30, 2004 compared to net earnings of $683,000 in the prior year. This year's higher net earnings were primarily due to higher net sales and gross margins, not completely offset by higher shipping, selling and administrative expenses, and higher interest expense, as discussed above.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment," which is an amendment to FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values, and would be effective for interim or annual reporting periods beginning after June 15, 2005. We do not expect that the impact of SFAS No. 123R will be material to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

June 30,	**2005**	2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 893,000**	$ 626,000
Accounts receivable, less sales returns, sales discounts, sales allowance, and allowance for doubtful accounts: 2005: $3,388,000; 2004: $2,561,000	**19,740,000**	17,894,000
Inventories	**3,688,000**	7,877,000
Prepaid expenses and other current assets	**1,263,000**	629,000
Deferred income taxes	**793,000**	907,000
Total current assets	**26,377,000**	27,933,000
Property, plant and equipment—net	**1,148,000**	1,069,000
Goodwill	**3,338,000**	3,338,000
Other assets	**137,000**	1,645,000
Deferred income taxes	**1,492,000**	504,000
	$32,492,000	$34,489,000
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable—bank	**$ 5,760,000**	$ 4,220,000
Accounts payable	**2,302,000**	6,373,000
Commissions payable	**932,000**	666,000
Accrued payroll and related expenses	**2,644,000**	1,490,000
Other current liabilities	**1,300,000**	1,426,000
Mortgage payable—current portion	**153,000**	143,000
Total current liabilities	**13,091,000**	14,318,000
Mortgage payable	**2,727,000**	2,880,000
Deferred income taxes	—	15,000
COMMITMENTS AND CONTINGENCIES—Note D		
Stockholders' equity:		
Preferred Stock, par value $1: authorized, 1,000,000 shares; issued and outstanding, none		
Common Stock, par value $1: authorized, 5,000,000 shares; issued, 2005 and 2004: 3,368,733 shares; outstanding, 2005: 2,574,676 and 2004: 2,475,879 shares	**3,369,000**	3,369,000
Additional paid-in capital	**9,670,000**	10,390,000
Retained earnings	**10,765,000**	9,716,000
Accumulated comprehensive loss	**(1,653,000)**	—
	22,151,000	23,475,000
Less: Treasury stock at cost (2005: 794,057 and 2004: 892,854 shares)	**5,477,000**	6,199,000
Total stockholders' equity	**16,674,000**	17,276,000
	$32,492,000	$34,489,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Years Ended June 30,	2005	2004	2003
Net sales	**$126,477,000**	$123,850,000	$108,960,000
Cost of goods sold	**97,952,000**	92,658,000	83,506,000
Gross profit	**28,525,000**	31,192,000	25,454,000
Shipping, selling and administrative expenses	**26,172,000**	27,979,000	23,620,000
Interest expense	**639,000**	574,000	546,000
Interest income	**(1,000)**	(3,000)	(5,000)
EARNINGS BEFORE PROVISION FOR INCOME TAXES	**1,715,000**	2,642,000	1,293,000
PROVISION FOR INCOME TAXES	**666,000**	1,184,000	610,000
NET EARNINGS	**$ 1,049,000**	$ 1,458,000	$ 683,000
NET EARNINGS PER COMMON SHARE—BASIC	**$ .40**	$ .58	$ .27
Weighted average number of shares outstanding—basic	**2,596,000**	2,531,000	2,521,000
NET EARNINGS PER COMMON SHARE—DILUTED	**$ .39**	$ .54	$ .27
Weighted average number of shares outstanding—diluted	**2,702,000**	2,687,000	2,547,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30,	**2005**	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	**$ 1,049,000**	$ 1,458,000	$ 683,000
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:			
Depreciation and amortization	**380,000**	378,000	364,000
Deferred income taxes	**222,000**	344,000	398,000
Provision for doubtful accounts	**(53,000)**	12,000	5,000
Changes in assets and liabilities:			
Increase in accounts receivable	**(1,793,000)**	(3,128,000)	(116,000)
Decrease in inventories	**4,189,000**	1,788,000	1,730,000
(Increase) decrease in prepaid expenses and other current assets	**(538,000)**	67,000	(242,000)
(Increase) decrease in other assets	**(3,000)**	(313,000)	163,000
(Decrease) increase in accounts payable and other current liabilities	**(4,040,000)**	534,000	745,000
Net cash (used in) provided by operating activities	**(587,000)**	1,140,000	3,730,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	**(449,000)**	(290,000)	(300,000)
Net cash used in investing activities	**(449,000)**	(290,000)	(300,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (decrease) in notes payable—bank, net	**1,540,000**	245,000	(5,120,000)
Proceeds from mortgage loan	**—**	—	3,023,000
Payment of long-term debt	**(143,000)**	(133,000)	(61,000)
Payment of acquisition notes	**—**	—	(1,100,000)
Exercise of stock options	**314,000**	174,000	—
Repurchase of Common Stock	**(408,000)**	(576,000)	(287,000)
Net cash provided by (used in) financing activities	**1,303,000**	(290,000)	(3,545,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**267,000**	560,000	(29,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**626,000**	66,000	95,000
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 893,000**	$ 626,000	$ 66,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	**$ 631,000**	$ 575,000	$ 564,000
Income taxes	**$ 1,006,000**	$ 864,000	$ 148,000
NON-CASH ITEMS:			
Common Stock repurchase and exercise of stock options	**$ 50,000**	$ 569,000	$ —
Tax benefit of non-qualified stock option exercise	**$ 96,000**	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS (LOSS)

Years Ended June 30, 2005, 2004, and 2003	COMMON STOCK Shares	COMMON STOCK Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Compre-hensive Loss	Compre-hensive Earnings (Loss)	TREASURY STOCK Shares	TREASURY STOCK Amount
BALANCE, JULY 1, 2002	3,368,733	$3,369,000	$12,117,000	$ 7,575,000	$ —	$ —	807,342	$ 7,237,000
Net earnings	—	—	—	683,000	—	683,000	—	—
Repurchase of Common Stock	—	—	—	—	—	—	99,711	287,000
BALANCE, JUNE 30, 2003	3,368,733	3,369,000	12,117,000	8,258,000	—	683,000	907,053	7,524,000
Net earnings	—	—	—	1,458,000	—	1,458,000	—	—
Repurchase of Common Stock	—	—	—	—	—	—	289,301	1,145,000
Exercise of Stock Options	—	—	(1,727,000)	—	—	—	(303,500)	(2,470,000)
BALANCE, JUNE 30, 2004	3,368,733	3,369,000	10,390,000	9,716,000	—	1,458,000	892,854	6,199,000
Net earnings	—	—	—	1,049,000	—	1,049,000	—	—
Minimum pension liability, net of taxes	—	—	—	—	(1,653,000)	(1,653,000)	—	—
Repurchase of Common Stock	—	—	—	—	—	—	71,203	458,000
Exercise of Stock Options	—	—	(720,000)	—	—	—	(170,000)	(1,180,000)
BALANCE, JUNE 30, 2005	**3,368,733**	**$3,369,000**	**$ 9,670,000**	**$10,765,000**	**$(1,653,000)**	**$ (604,000)**	**794,057**	**$ 5,477,000**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Jaclyn, Inc. and its subsidiaries (the "Company") are engaged in the design, manufacture, marketing and sale of apparel, handbags, accessories and related products. The Company sells its products to retailers, including department and specialty stores, national chains, major discounters and mass volume and catalog retailers, throughout the United States.

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates made by management include those made in the areas of inventory, receivables, the valuation of goodwill, deferred taxes, contingencies and the assessment of the recoverability of goodwill, pensions, and sales returns and allowances.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in certificates of deposits and money market funds with original maturities of three months or less. Such investments are presented as cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts and notes payable and accrued expenses are assumed to approximate fair value due to their short maturities. The carrying value of the bank loan, which bears interest at a variable rate, approximates fair value. The carrying value of the mortgage loan approximates fair value based upon the relatively small change in interest rates since inception of the mortgage.

Inventories

Inventory is carried at the lower of cost on a first-in, first-out basis, or market. Management writes down inventory for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions.

Allowances for Doubtful Accounts/Sales Discounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments and also maintains accounts receivable insurance on certain of its customers.

The Company estimates reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives, based on terms of the agreement and/or historical experience.

License Agreements

The Company enters into license agreements from time to time that allow us to use certain trademarks and trade names on certain of its products. These agreements require the Company to pay royalties, generally based on the sales of such products, and may require guaranteed minimum royalties, a portion of which may be paid in advance. The Company's accounting policy is to match royalty expense with revenue by recording royalties at the time of sale at the greater of the contractual rate or an effective rate calculated based on the guaranteed minimum royalty and the Company's estimate of sales during

the contract period. If a portion of the guaranteed minimum royalty is determined not to be recoverable, the unrecoverable portion is charged to expense at that time. Guaranteed minimum royalties paid in advance are recorded in the consolidated balance sheets as other assets. As of June 30, 2005 and 2004, there were no advances.

Royalty amounts expensed for each of the three fiscal years ended June 30, 2005, 2004, and 2003 were $534,000, $1,119,000, and $215,000, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation and amortization on the straight-line method over the following estimated useful lives:

Buildings	25 to 40 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of estimated useful life of the asset or life of the lease
Automobiles and trucks	3 to 5 years

Trademarks

Trademarks, included in other assets, are being amortized on a straight-line basis over periods not exceeding 10 years.

Other intangibles totaling $65,000 as of June 30, 2005, included in "Other Assets," consist of amounts allocated to trade names and patents relating to the acquisition of Topsville, Inc. The Company incurred $10,000 of amortization expense in both 2005 and 2004, and $89,000 in 2003. Additional annual amortization expense of $10,000 will be incurred through 2011.

Impairment of Finite-Lived Assets

The Company evaluates finite-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Finite-lived assets are evaluated for recoverability in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset, is recognized. Management believes at this time that carrying values are not impaired and useful lives continue to be appropriate.

Goodwill

The Company accounts for goodwill under SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is not amortized, but is reviewed for impairment annually or more frequently if certain indicators arise. Management believes at this time, based on the valuation process undertaken, that the carrying value continues to be appropriate.

Stock-Based Compensation

The Company periodically grants stock options to employees. Pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation," as amended by Financial Accounting Standards Board Statement No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123." See Note F to the Company's Consolidated Financial Statements. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's net earnings would have been:

Fiscal Year Ended June 30,	**2005**	2004	2003
Net earnings			
As reported	**$1,049,000**	$1,458,000	$683,000
Deduct: Total stock based employee compensation expense determined under fair value based method, net of taxes	**36,000**	26,000	183,000
Pro forma net earnings	**$1,013,000**	$1,432,000	$500,000
Basic net earnings per share:			
As reported	**$ .40**	$ .58	$ .27
Pro forma	**$ .39**	$ .57	$ .20
Diluted net earnings per share:			
As reported	**$ .39**	$ .54	$ .27
Pro forma	**$ .37**	$ .53	$ .20

The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model. Since options are granted at fair value, no compensation expense has been recorded. The following weighted average assumptions were used for grants in 2005 and 2004: risk-free interest rate of 1.750% and 3.25%, expected life of 10 years; expected volatility of 164% and 161%; dividend yield of 0%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

Revenue Recognition

Revenue is recognized at the time merchandise is shipped or received by a third party consolidator, normally the same day of the shipment. The Company offers various sales discounts and incentives to its customers. These discounts and incentives are recorded at the time of sales as a reduction of sales based on historical experience and the terms of agreements, if any, between the Company and its customers. Products are shipped directly to customers using third party carriers. The customer takes title and assumes the risks and rewards of ownership of the products when the merchandise leaves the Company's warehouse or is received by a third party consolidator, as applicable.

Shipping and Handling Costs

Included in Shipping, Selling and Administrative Expenses are all shipping and handling costs incurred by the Company, except for amounts billed to a customer in a sale transaction related to shipping and handling which are included in revenues. Shipping and handling reimbursements included in revenue amounted to approximately $2,000, $7,000 and $7,000 for the years ended June 30, 2005, 2004, and 2003, respectively.

Cost of Goods Sold

Cost of goods sold includes the following: purchasing and receiving costs, factory inspections, customs duty, freight (including ocean and air freight), marine insurance, brokerage, in-bound trucking and other freight, internal transfer costs and other costs of our distribution network.

Shipping, Selling, and Administrative Expenses

Shipping, selling, and administrative expenses include the following: public warehousing, carton and shipping expenses, warehouse supervision, salesmen's salaries and commissions, showroom costs, salespersons' travel and entertainment and other miscellaneous costs relating to the selling of products, design and sample making, accounting and computer costs, management and general supervisory costs and related overhead. Charges recorded in the consolidated statement of operations for shipping and handling costs amounted to $2,843,000, $2,804,000, and $2,836,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

The Company currently leases approximately 70,000 square feet of its West New York, New Jersey facility to outside parties. This rental income, amounting to approximately $256,000, $238,000 and $196,000 in fiscal 2005, 2004 and 2003, respectively, is used to offset a portion of the operating cost of the building and, as such, is included in our shipping, selling and administrative expenses.

Segment Reporting

The Company operates in a single operating segment—the manufacture of apparel, women's handbag and related accessories. Revenues from customers are derived from merchandise sales. The Company's merchandise sales mix by product category for the last three years was as follows:

Year Ended June 30,	**2005**	2004	2003
Product Category			
Apparel	**70%**	77%	76%
Handbags	**30%**	23%	24%
	100%	100%	100%

During the years ended June 30, 2005, 2004 and 2003, sales revenues derived from one customer were 44%, 41% and 36%, respectively. Sales to a second customer were 19%, 14% and 12%, and to a third customer were 8%, 13% and 8%, respectively. The loss of any one of these customers would have a material adverse effect on the Company's operations.

At June 30, 2005 and 2004, accounts receivable due from one customer were 58% and 45%, respectively, and accounts receivable due from a second customer at June 30, 2005 was 29% (accounts receivable due from this customer at June 30, 2004 was 25%) of total accounts receivable. Should either customer not be able to pay any substantial obligation to the Company, however, that failure would have a material adverse effect on the Company's operating results. No other customer comprised 10% or more of our total net accounts receivable as at either of those dates.

The Company relies on suppliers to purchase a variety of raw materials. The Company had one supplier who in the aggregate constituted 13% and 15% of the Company's purchases for the year ended June 30, 2005 and 2004, respectively. The loss of this supplier would not have a material adverse effect on the Company's operations since there are alternative suppliers available.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment," which is an amendment to FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values, and would be effective for interim or annual reporting periods beginning after June 15, 2005. We do not expect that the impact of SFAS No. 123R will be material to the consolidated financial statements.

NOTE B—INVENTORIES

Inventories consist of the following:

June 30,	**2005**	2004
Raw material	**$ 22,000**	$2,932,000
Work in process	**41,000**	450,000
Finished goods	**3,625,000**	4,495,000
	$3,688,000	$7,877,000

NOTE C—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows:

June 30,	**2005**	2004
Land	**$ 162,000**	$ 162,000
Buildings	**1,181,000**	1,181,000
Machinery and equipment	**1,292,000**	1,225,000
Furniture and fixtures	**388,000**	347,000
Leasehold improvements	**1,384,000**	1,197,000
Automobiles and trucks	**77,000**	89,000
	4,484,000	4,201,000
Less: accumulated depreciation and amortization	**3,336,000**	3,132,000
	$1,148,000	$1,069,000

Depreciation and amortization expense of $370,000, $368,000 and $275,000 was recorded during the years ended June 30, 2005, 2004 and 2003, respectively

NOTE D—COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under non-cancelable leases, with escalation clauses, that expire in various years through the year ended June 30, 2010.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year Ended June 30,	Office and Showroom Facilities
2006	$999,000
2007	728,000
2008	532,000
2009	356,000
2010	—

Rental expense, including real estate taxes, for all operating leases, totaled $1,268,000, $1,145,000, and $969,000 for the years ended June 30, 2005, 2004 and 2003, respectively. The Company currently leases approximately 70,000 square feet of its West New York, New Jersey facility to outside parties. Rental income in fiscal 2005, 2004 and 2003 was $256,000, $238,000 and $196,000, respectively, and is included in shipping, selling and administrative expenses as an offset to operating costs of the facility.

The Company has entered into licensing arrangements with several companies. The Company is obligated, in certain instances, to pay minimum royalties over the term of the licensing agreements which expire in various years through 2008. Aggregate minimum commitments by fiscal year are as follows:

Year Ended June 30,	Minimum Commitments
2006	$240,000
2007	303,000
2008	89,000

From time to time, the Company and its subsidiaries may be subject to claims and may become a party to legal proceeding which arise in the normal course of business. At June 30, 2005, there were no material, pending legal proceedings or material claims to which the Company was a party. In the opinion of management, disposition of all claims and legal proceedings is not expected to materially affect the Company's financial position, cash flows or results of operations.

The Company has not provided any financial guarantees as of June 30, 2005 and 2004.

NOTE E—CREDIT FACILITIES

In May 2005, the Company amended its existing bank credit facility. The amended facility, which will now expire December 1, 2007, continues to provide for short-term loans and the issuance of letters of credit in an aggregate amount not to exceed $40,000,000. Based on a borrowing formula, the Company may borrow up to $25,000,000 in short-term loans and up to $40,000,000 including letters of credit. The borrowing formula allows for an additional amount of borrowing during the Company's peak borrowing season from June to October. Substantially all of the Company's assets are pledged to the bank as collateral (except for the West New York, New Jersey facility, which has been separately mortgaged as noted below). The line of credit requires that the Company maintain a minimum tangible net worth, as defined, and effective June 30, 2005, imposes certain debt to equity ratio requirements. The Company was in compliance with all applicable financial covenants as of June 30, 2005. As of June 30, 2005, borrowing on the short-term line of credit was $5,760,000, and the Company had $13,960,000 of additional availability (based on the borrowing formula) under its credit facility. At June 30, the Company was contingently obligated on open letters of credit with an aggregate face amount of approximately $14,591,000. Borrowing during the year was at the bank's prime rate or below, at the option of the Company. The bank's prime rate at June 30, 2005 was 6.25%.

During fiscal 2005, the average amount outstanding under the short-term line was $8,503,000 with a weighted average interest rate of 5.22%. During 2004, the average amount outstanding under the short-term line was $8,221,000 with a weighted average interest rate of 3.89%. The maximum amount outstanding during fiscal 2005 and fiscal 2004 was $23,930,000 and $22,000,000, respectively.

In August 2002, the Company consummated a mortgage loan in the amount of $3,250,000. The financing is secured by a mortgage of the Company's West New York, New Jersey headquarters and warehouse facility. The mortgage loan bears interest at a fixed rate of 7% per annum. The financing has a fifteen-year term, but is callable by the bank lender at any time after September 1, 2007 and may be prepaid by the Company, along with a prepayment fee, from time to time during the term of the financing. At June 30, 2005 and 2004, the outstanding balance of the mortgage loan was $2,880,000 and $3,023,000, respectively. Principal mortgage payments for the next five years and thereafter, are as follows:

2006	$ 153,000
2007	164,000
2008	176,000
2009	189,000
2010	203,000
Thereafter	1,995,000

NOTE F—STOCK OPTIONS

The Company maintains two stockholder-approved Stock Option Plans for key employees and consultants of the Company and one non-employee director plan.

The Company's 2000 Stock Option Plan, as amended (the "2000 Plan"), originally provided for the grant of options to purchase up to 300,000 shares of Common Stock, and was amended during fiscal 2004 to increase the number of shares of Common Stock for which options may be granted by an additional 250,000 shares. The 1990 Stock Option Plan of the Company, as amended (the "1990 Plan"), provided for the grant of an aggregate of 500,000 shares of Common Stock. Options may no longer be granted under the 1990 Plan, although at June 30, 2005 options to purchase 39,500 shares of Common Stock remained outstanding. Stockholders of the Company had also approved a 1984 Stock Option Plan of the Company (as amended, the "1984 Plan"), which originally provided for the grant of up to 125,000 shares of Common Stock. Options may no longer be granted under the 1984 Plan and, at June 30, 2004, the last remaining options granted under the 1984 Plan expired. The Company also has in effect the 1996 Non-Employee Director Stock Option Plan (the "1996 Plan"), under which options to purchase up to 100,000 shares of Common Stock may be issued to non-employee directors of the Company.

Under the 2000 Plan, the Board of Directors determines the per share option price which, in the case of incentive stock options granted and to be granted under the 1990 Plan, may not be less than the fair market value of the shares of Common Stock subject to the option on the date of the grant, or 110% of the fair market value for individuals who own or are deemed to own more than 10% of the combined voting power of all classes of stock of the Company. Options under the 2000 Plan, which may be granted to October 2010, are exercisable as determined by the Board of Directors at the time of grant. Under the 1996 Plan, options are automatically granted to non-employee members of the Board of Directors at the times and in the amounts set forth in the 1996 Plan. The per share option price for options granted under the 1996 Plan is the fair market value of the shares of Common Stock subject to the option on the date of grant. Options may be granted to November 2006 under the 1996 Plan.

Stock option transactions are summarized below:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	**377,500**	**$2.26**	720,161	$2.95	412,161	$3.53
Granted	**10,000**	**6.70**	10,000	1.95	322,000	1.75
Exercised	**(170,000)**	**2.19**	(303,500)	2.45	—	—
Expired	**(25,000)**	**4.13**	(39,161)	9.54	—	—
Forfeited	**(10,000)**	**2.65**	(10,000)	2.21	(14,000)	2.86
Outstanding and exercisable—end of year	**182,500**	**$3.07**	377,500	$2.26	720,161	$2.95
Weighted average fair value of options granted during the year		**$6.64**		$4.81		$1.08

During the fiscal year ended June 30, 2005, the Company issued an aggregate of 50,000 shares of its Common Stock upon the exercise by eight employees of the Company (the "optionees") of stock options previously granted. The Company received an aggregate of $63,258 in cash from the optionees in partial payment of the exercise price for the issued shares. The Company also received an aggregate of 6,632 mature shares of Common Stock from the optionees in partial payment of the exercise price for the issued shares under terms of the stock option plan under which the stock options were granted. The stock option plan permits the use of previously acquired shares of Common Stock in full or partial payment of the applicable exercise price.

In August 2004, a sales representative of the Company exercised non-qualified stock options to purchase 120,000 shares of the Company's Common Stock at $2.10 per share, or $252,000. The shares related to these options were issued from the Company's treasury shares at an average cost of $6.94 per share, or approximately $832,800.

During the fiscal year ended June 30, 2004, certain officers of the Company exercised options to purchase 290,500 shares of the Company's Common Stock. As permitted by the applicable stock option plan and contracts governing the options, the officers tendered to the Company and the Company purchased, in partial payment of the exercise price for 210,500 of these options, 164,141 mature shares of Common Stock, with a market value of $569,000. During the same period, the Company repurchased 4,725 shares from employees who received distributions from the Company's ESOP at a price of $19,000.

The following table summarizes information about stock options outstanding at June 30, 2005:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding at June 30, 2005	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price
$1.65 to $2.10	41,000	6.938	$1.70
$2.21 to $2.88	76,000	5.118	2.51
$3.15 to $3.75	19,000	4.975	3.31
$4.06 to $4.13	14,500	0.997	4.06
$4.38 to $5.13	22,000	4.948	4.72
$6.00 to $6.90	10,000	9.419	6.70
Totals	182,500	5.377	$3.70

NOTE G—PREFERRED STOCK

The Board of Directors of the Company has authority (without action by the stockholders) to issue the authorized and unissued preferred stock in one or more series and, within certain limitations, to determine the voting rights, preference as to dividends and in liquidation, conversion and other rights of each such series. No shares of preferred stock have been issued.

NOTE H—INCOME TAXES

The components of the Company's tax provision (benefit) for the years ended June 30, 2005, 2004 and 2003 are as follows:

June 30,	2005	2004	2003
Current:			
Federal	**$ 75,000**	$ 545,000	$ (11,000)
State and Local	**78,000**	79,000	195,000
Foreign	**193,000**	216,000	26,000
	346,000	840,000	210,000
Deferred:			
Federal and State	**320,000**	344,000	400,000
Provision	**$666,000**	$1,184,000	$610,000

Reconciliation between the provision for income taxes computed by applying the federal statutory rate to income before income taxes and the actual provision for income taxes is as follows:

June 30,	2005	2004	2003
Provision (benefit) for income taxes at statutory rate	**34.0%**	34.0%	34.0%
State and local income taxes net of federal tax benefit	**4.2**	3.5	5.7
Expired foreign tax credits	**—**	0.7	4.7
Valuation allowance for expiring foreign tax credits	**(2.0)**	3.5	—
Other	**2.6**	3.1	2.9
Effective tax rate percent	**38.8%**	44.8%	47.3%

A valuation allowance was established in the year ending June 30, 2004 for foreign tax credits that were expected to expire. For the year ending June 30, 2005, the Company's projections of taxable income indicate that the Company will have taxable income throughout the foreseeable future, and there is no evidence which suggests that the net deferred tax asset will not be realized. Accordingly, a valuation allowance is no longer required.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Foreign tax credits are expected to expire through June 30, 2009. The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities as of June 30, 2005 and 2004 are as follows:

June 30,	2005		2004	
	Assets	Liabilities	Assets	Liabilities
Depreciation and amortization	**$ 165,000**	**$—**	$ 146,000	$ —
Leases	**—**	**—**	—	15,000
Foreign taxes	**220,000**	**—**	358,000	—
Valuation allowance	**—**	**—**	(79,000)	—
Pension Benefit Obligation	**1,111,000**	**—**	—	—
Inventory	**190,000**	**—**	312,000	—
Bad debt, sales allowances and other reserves	**164,000**	**—**	112,000	—
Other	**435,000**	**—**	562,000	—
	$2,285,000	**$—**	$1,411,000	$15,000

NOTE I—EMPLOYEES' BENEFIT PLANS

The Company has a trusteed, defined-benefit pension plan for certain of their salaried and hourly personnel. The plan provides pension benefits that are based on a fixed amount of compensation per year of service, career average pay or on the employee's compensation during a specified number of years before retirement. A change in the mortality table used to determine the pension plan balance sheet liability as of June 30, 2005 and future net periodic pension cost was made during the fourth quarter of fiscal 2005. The mortality table used to calculate the liability as of June 30, 2005 is the "1994 Group Annuity Reserving Table (Projected to 2002)." This change resulted in an additional pretax liability totaling $2,086,000 ($1,246,000 after tax, which is included in "Accumulated Comprehensive Earnings (Loss)" on the Company's Consolidated Balance Sheet at June 30, 2005). The Company's funding policy is to make annual contributions required by the Employee Retirement Income Security Act of 1974.

Fiscal Year Ended June 30,	**2005**	2004
CHANGE IN BENEFIT OBLIGATION:		
Net benefit obligation at beginning of year	**$ 5,590,000**	$4,735,000
Service cost	**389,000**	332,000
Interest cost	**295,000**	278,000
Actuarial loss	**1,820,000**	393,000
Benefits paid	**(727,000)**	(148,000)
Net benefit obligation at end of year	**$ 7,367,000**	$5,590,000
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	**$ 5,297,000**	$4,574,000
Employer contributions	**752,000**	693,000
Benefits paid	**(727,000)**	(148,000)
Actual (loss) gain on plan assets	**(123,000)**	178,000
Fair value of plan assets at end of year	**$ 5,199,000**	$5,297,000
Funded status at end of year	**$(2,168,000)**	$ (293,000)
Unrecognized net actuarial loss	**3,954,000**	1,802,000
Unrecognized transition amount	**—**	(9,000)
Unrecognized prior service cost	**—**	1,000
Net amount recognized	**$ 1,786,000**	$1,501,000
Amounts recognized in the consolidated balance sheets:		
(Accrued) prepaid benefit cost	**$ (300,000)**	$1,501,000
Accumulated other comprehensive income	**2,086,000**	—
Net amount recognized	**$ 1,786,000**	$1,501,000

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

Fiscal Year Ended June 30,	**2005**	2004
Projected benefit obligation	**$ 7,367,000**	$5,590,000
Accumulated benefit obligation	**6,176,000**	5,140,000
Fair value of plan assets	**5,199,000**	5,297,000

Pension expenses includes the following components:

Fiscal Year Ended June 30,	2005	2004	2003
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	**$ 389,000**	$ 332,000	$ 311,000
Interest cost	**295,000**	278,000	260,000
Return on assets	**123,000**	(178,000)	(174,000)
Other actuarial items—net	**(341,000)**	(48,000)	(38,000)
Net periodic pension cost	**$ 466,000**	$ 384,000	$ 359,000

The change in the mortality table referred to above will have the affect of increasing net periodic pension cost for fiscal 2006 and thereafter.

Assumptions used to determine Benefit Obligation at June 30, 2005 and 2004 are as follows:

	2005	2004
Discount rate	**4.70%**	5.50%
Expected long-term return on plan assets	**5.75%**	6.00%
Rate of compensation increase	**3.00%**	3.75%

Assumptions used in determining the net periodic cost:

	2005	2004	2003
Discount rate	**5.50%**	5.75%	5.75%
Rate of increase in compensation levels	**3.75%**	3.75%	3.00%
Expected long-term rate of return on assets	**6.00%**	6.00%	6.00%

The expected long-term return on plan assets assumption represents the average rate that the Company expects to earn over the long term on assets (primarily high-grade government bonds) in the Company's Pension Plan, including, if any, interest income and capital appreciation. The assumption has been determined based on expectations regarding future rates of return for the plan's investment portfolio.

The Company has the responsibility to formulate the investment policy and strategy for the Pension Plan's assets. The overall policy and strategy includes maintaining the highest return, with the lowest assumed risk, while striving to have the Plan fully-funded.

The Company has retained the professional services of a bond broker, which selects for investment high-grade government bonds, consistent with the Company's risk and investment strategy. This broker has investment discretion over the assets placed under its management, provided it is within the Company's risk and investment strategy.

The table below represents the Company's pension plan asset allocation at June 30, 2005 and 2004 by asset category.

	Asset Allocation	
Asset Category	2005	2004
Debt securities	**91%**	68%
Other, primarily cash and cash equivalents	**9%**	32%
Total	**100%**	100%

The Company expects to contribute $775,000 to its defined benefit pension plan during the fiscal year ending June 30, 2006.

Anticipated payments during the next ten (10) fiscal years are as follows:

Fiscal Year Ending June 30,	Expected Payment
2006	$ 414,000
2007	249,000
2008	1,869,000
2009	766,000
2010	1,242,000
2011–2015	4,263,000

The Company had maintained a non-contributory Employee Stock Ownership Plan (the "ESOP") and Trust, for its employees who were not covered by a collective bargaining agreement. The ESOP was terminated, and vested amounts distributed to all participants. As an accommodation to non-management participants in the ESOP, the Company offered to

purchase the shares of Common Stock each non-management participant was entitled to receive upon termination of the ESOP. At June 30, 2005, all but two non-management participants elected to have the Company purchase their shares (a total of 51,280 shares) at market value (which aggregated approximately $310,000) on the date of election. There was no ESOP expense for the years ended June 30, 2005, 2004 and 2003.

The Company has a 401(K) savings plan for the benefit of its Topsville, Inc. employees, which existed prior to the Company's acquisition of Topsville. No contributions by the Company were made during fiscal 2005, 2004 and 2003.

In December 2004, the Company entered into an amendment to its collective bargaining agreement with Local 62-32, UNITE, AFL-CIO, which covers all 9 of Jaclyn's union employees. The term of the agreement has been extended until October 31, 2006. The agreement allows the Company, in its discretion, to withdraw from the Union's multi-employer pension plan. A withdrawal would terminate the Company's obligations to make future contributions to the pension plan, although the Company would be required to contribute to the union's 401(K) plan and as such, had not recorded any charge relating to this contingency in its consolidated financial statements. During fiscal 2004, the Company decided to withdraw from the pension plan. This decision obligates the Company for a portion of the unfunded pension obligation. The final determination of the withdrawal liability is impacted by the timing of the final settlement by the Company to withdraw from the plan and the continued participation of other companies that contribute to the pension plan. Based on the latest information provided to the Company by the union, the estimated present value of this obligation is approximately $500,000 and is recorded in accrued expenses.

NOTE J—NET EARNINGS PER SHARE

The Company's calculations of Basic and Diluted Net Earnings Per Share are as follows:

Year Ended June 30,	**2005**	2004	2003
Basic Net Earnings Per Share:			
Net earnings	**$1,049,000**	$1,458,000	$ 683,000
Basic weighted average shares outstanding	**2,596,000**	2,531,000	2,521,000
Basic net earnings per common share	**$ .40**	$ .58	$ .27
Diluted Net Earnings Per Share:			
Net earnings	**$1,049,000**	$1,458,000	$ 683,000
Basic weighted average shares outstanding	**2,596,000**	2,531,000	2,521,000
Add: dilutive options	**106,000**	156,000	26,000
Diluted weighted average shares outstanding	**2,702,000**	2,687,000	2,547,000
Diluted net earnings per common share	**$ .39**	$ .54	$ .27

Options to purchase 10,000 and 256,000 common shares were outstanding as of June 30, 2005 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceeded the average market price and would have been anti-dilutive.

NOTE K—REPURCHASE OF SHARES FOR TREASURY

The Company previously announced that the Board of Directors authorized the repurchase by the Company of up to 350,000 shares of the Company's Common Stock. Purchases may be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The Company is financing these repurchases from its own funds from operations and/or from its bank credit facility. As of June 30, 2005, the Company had purchased 244,783 shares of its Common Stock under this authorization at a cost of approximately $1,011,000. In addition, during the fourth quarter of fiscal 2005, the Company repurchased in private transactions 51,280 additional shares of the Company's Common Stock at a cost of approximately $310,000. These were shares distributed to non-management participants in the ESOP upon termination of the ESOP which were repurchased by the Company as an accommodation to those participants.

NOTE L—UNAUDITED QUARTERLY FINANCIAL DATA

Summarized quarterly financial data amounts for the fiscal years ended June 30, 2005 and 2004 are as follows:

Three Months Ended	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Net sales	$29,755,000	$22,476,000	$38,441,000	$35,805,000
Gross profit	6,844,000	5,205,000	7,882,000	8,594,000
Net earnings (loss)	668,000	(640,000)	156,000	865,000
Net earnings (loss) per common share—basic	$ .26	$ (.24)	$ .06	$ .34
Net earnings (loss) per common share—diluted	$ .25	$ (.24)	$ .06	$ .32

Three Months Ended	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Net sales	$28,796,000	$26,413,000	$38,745,000	$29,896,000
Gross profit	7,553,000	6,721,000	9,328,000	7,590,000
Net earnings (loss)	441,000	(240,000)	899,000	358,000
Net earnings (loss) per common share—basic	$ .18	$ (.09)	$ .35	$ .14
Net earnings (loss) per common share—diluted	$ .17	$ (.09)	$ .33	$ .13

Note: The per share amounts are calculated independently for each quarter. The sum of the quarters may not equal the annual per share amounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jaclyn, Inc.
West New York, New Jersey

We have audited the accompanying consolidated balance sheets of Jaclyn, Inc. and subsidiaries (the "Company") as of June 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings (loss), and cash flows for each of the three fiscal years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jaclyn, Inc. and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP

New York, New York
September 27, 2005

JACLYN INC.
at a glance



TOPSVILLE

Topsville is a private label childrenswear manufacturer, designing "on trend" denim-driven related apparel for newborns to size 16. Wal*Mart, Target and JCPenney are a few of Topsville's major marketers.



JACLYN APPAREL

Jaclyn Apparel develops new fabrics, designs innovative silhouettes and produces quality sleepwear, loungewear and robes for three levels of retailers: department stores, mid-tier retailers, and national chains.



PREMIUM/INCENTIVE DIVISION

The Premium/Incentive Division transforms concepts into reality by providing innovative and competitive ideas for creative packaging and also by offering global sourcing, creative designs, manufacturing solutions and production management for a wide variety of industries.



BANNER NEW YORK

Banner New York designs, manufactures and merchandises private label women's apparel for catalog and retail distribution.



BONNIE *International*

Bonnie International designs, manufactures and markets private label handbags, accessories, backpacks and related products for major retailers.

JACLYN INC.

CORPORATE INFORMATION

OFFICERS

Allan Ginsburg
Chairman of the Board

Robert Chestnov
President and Chief Executive Officer

Howard Ginsburg
Vice Chairman of the Board

Abe Ginsburg
Chairman of the Executive Committee

Anthony Christon
Chief Financial Officer

Jaclyn Hartstein
Corporate Secretary

Anita Charish
Vice President, Far East Operations

DIRECTORS

Allan Ginsburg
Chairman of the Board
Jaclyn, Inc.

Robert Chestnov
President and Chief Executive Officer
Jaclyn, Inc.

Howard Ginsburg
Vice Chairman of the Board
Jaclyn, Inc.

Abe Ginsburg
Chairman of the Executive Committee
Jaclyn, Inc.

Norman Axelrod
President and CEO
Linens 'n Things

Martin Brody
Retired CEO
Restaurant Associates Corp.
Owner and Operator
Specialty Restaurants

Richard Chestnov
Retired Partner
Chego International
an Apparel Licensing Company

Albert Safer
President and Chief Executive Officer
Safer Textiles

Harold Schechter
Chief Financial Officer
Global Design Concepts, Inc.

DIVISIONAL OFFICERS

Fern Brown
President
Premium/Incentives Division

Bruce Cahill and John Halbreich
Co-Presidents
Jaclyn Apparel Division

Stuart Lesser
President
Banner New York Division

Bonnie Sue Levy
Vice President, Jaclyn, Inc.
President
Aetna Division

Mark Nitzberg
President
Topsville Division

EXECUTIVE COMMITTEE

Abe Ginsburg

Allan Ginsburg

Robert Chestnov

Howard Ginsburg

MARKET PRICE RANGES

(as reported by the American Stock Exchange)

Fiscal Year Ended June 30, 2005	**High**	**Low**
First Quarter	**$6.15**	**$5.00**
Second Quarter	**8.47**	**5.90**
Third Quarter	**8.30**	**4.01**
Fourth Quarter	**6.60**	**3.88**

Fiscal Year Ended June 30, 2004	High	Low
First Quarter	$ 4.30	$ 2.50
Second Quarter	5.15	4.15
Third Quarter	5.02	4.60
Fourth Quarter	5.40	4.70

As of June 30, 2005, there were approximately 501 shareholders of record of Common Stock.

CORPORATE OFFICES

635 59th Street
West New York, New Jersey 07093
Telephone: (201) 868-9400
www.jaclyninc.com

TRANSFER AGENT AND REGISTRAR

Continental Stock
Transfer & Trust Company
New York, New York

COUNSEL

Troutman Sanders LLP
New York, New York

AUDITORS

Deloitte & Touche LLP
New York, New York

LISTING

American Stock Exchange

MARKET INFORMATION

The Company's stock is traded on the American Stock Exchange. The symbol for Jaclyn, Inc. is "JLN."

AVAILABILITY OF 10-K

Stockholders may obtain, without charge, a copy of the Company's annual report on Form 10-K for the 2005 fiscal year filed with the Securities and Exchange Commission, including the financial statements and the schedules thereto, but without exhibits. Copies of exhibits will be furnished for a fee equal to the Company's estimated cost of furnishing such copies.

Requests should be sent to:
Secretary—Jaclyn, Inc.
635 59th Street
West New York, New Jersey 07093

NOTE: Products shown in this Annual Report represent actual items from Jaclyn's line of products. The trademarks JORDACHE, MESSAGES FROM THE HEART, SEVENTEEN and COSMO GIRL, and VANITY FAIR are used pursuant to licenses from the respective trademark owners. The BLAIR, ESTÉE LAUDER, SMART TIME, I. APPEL, TOPSVILLE and EMERSON ROAD names represent "private label" production. Products depicted are for informational purposes only.

designed by curran & connors, inc. / www.curran-connors.com

635 59th Street
West New York, New Jersey 07093
www.jaclyninc.com